Silk Invest Limited 78 Cannon Street London EC4N 6HL The United Kingdom Work+ 44 208 088 1040 www.silkinvest.com

Proxy Voting Policy & Procedure

December 2016

Silk Invest Limited 78 Cannon Street London EC4N 6HL The United Kingdom Work+ 44 208 088 1040 www.silkinvest.com

SILK INVEST LIMITED

PROXY VOTING POLICY AND PROCEDURES

Silk has adopted proxy voting policies and procedures in accordance with Rule 206(4)-6 under the Advisers Act. The principles and guidelines of the policies address a broad range of issues and generally are believed to be consistent with Silk’s fiduciary obligations in seeking to maximize long-term investment returns for Clients. Under certain circumstances, when it is believed to be in the best interest of Clients, Silk may vote in a manner that is contrary to the proxy voting principles and guidelines or may abstain from voting. In connection with the voting of a proxy, Silk’s policies generally require identification of potential or actual conflicts of interest so that they may be appropriately addressed. In addition, Silk may engage a third party proxy voting service to vote proxies on behalf of Clients and may, if appropriate, generally adopt such third party’s proxy voting policies and guidelines; any cost of such may be borne by such Clients, as applicable. Silk may enter into arrangements with Clients or other advisers pursuant to which such Clients or advisers have responsibility to vote proxies according to their own policies and procedures or wishes. For example, with respect to a Registered Fund that Silk acts as sub-advisor, the adviser to such Registered Fund may be responsible for voting proxies. Silk may also enter into arrangements in which a Client directs Silk to vote proxies in a specific manner.

(a)    Policy. Silk typically has the authority to exercise voting discretion over Securities held for Clients. Each Portfolio Manager or his/her designee determines how to vote Client proxies by reviewing each proxy statement on an individual basis in advance of the voting date. The proxy voting decision will be based on what is in the Client’s best financial interests.

(b)    Voting Guidelines.

(i)    Corporate Governance. Silk generally will vote for management’s proposed directors in uncontested elections. For contested elections, Silk will vote for candidates that best serve the economic interests of the Clients.

(ii)    Takeover defense and related actions. All proposals will be reviewed by the appropriate portfolio manager on a case by case basis.

(iii)    Mergers/Acquisitions. All proposals will be reviewed by the appropriate portfolio manager on a case by case basis, including consideration of whether:

Silk Invest Limited 78 Cannon Street London EC4N 6HL The United Kingdom Work+ 44 208 088 1040 www.silkinvest.com

•	The proposed acquisition price represents fair value;

•	interest holders could realize greater value through other means; and

•	all interest holders receive fair treatment under the terms of the transaction

(iv)    Compensation Plans. Silk believes that amounts and types of employee compensation are within the ordinary business responsibilities of the management and directors of the Security issuer and will generally vote against proposals to restrict employee compensation. Silk will take into consideration the economic position of the Security issuer and the rationale behind employee compensation proposals when deciding how to vote on any such matter.

(v)    Capital Structure. In the absence of unusual circumstances, Silk will vote for proposed increases in authorized capital. Any proposal which involves the issuance of preferred shares or which gives the management or directors of the Security issuer the authority to assign disproportionate voting rights at the time the securities are issued will be subject to heightened scrutiny. When deciding how to vote on any proposed restructuring or recapitalization, Silk will consider whether the proposed action is the best means of enhancing value for the beneficial interest holder and will positively affect the Security issuer’s long term prospects.

(vi)    Appointment of Outside Directors. Silk will generally vote for proposals calling for outside directors.

(c)    Proxy Voting Procedures.

(i)    Each Portfolio Manager or his designee determines how to vote Client proxies by reviewing each proxy statement on an individual basis in advance of the voting date. The proxy voting decision will be based on what is in the Client’s best financial interests.

(ii)    Silk receives notifications via fax or email from the prime broker or custodian. The response is then signed by the appropriate authorized signatory and returned to the sender. Communications by Silk with other shareholders during the course of a proxy solicitation may also be a deemed a “solicitation” for purposes of the federal proxy rules, which requires filing and distribution of proxy materials. In addition, such communications could cause Silk to be considered part of a group for federal reporting purposes, triggering a Form 13D or 13G filing.

(d)    Conflicts of Interest. A potential Conflict of Interest may occur when Silk or its respective employees has a direct or indirect economic stake in the outcome of a proxy vote that is different from a Client’s stake. When such a potential conflict arises, the Portfolio Manager for such

Silk Invest Limited 78 Cannon Street London EC4N 6HL The United Kingdom Work+ 44 208 088 1040 www.silkinvest.com

Client Account, in consultation with outside counsel and/or the Chief Compliance Officer, will evaluate the matter to determine whether an actual conflict exists and how conflicts should be addressed. If a material Conflict of Interest exists between the interests of Silk and those of the relevant Client with respect to any proxy issue or vote, the voting decision will be based exclusively on what will best serve the financial interests of the Client that beneficially owns the Securities that are the subject of the proxy.

(e)    Recordkeeping. Silk shall keep a record of its proxy voting policies and procedures, proxy statements received and votes cast, and each Client request for proxy voting records and Silk’s response, in an accordance with its recordkeeping policies. Trade Operations shall be responsible for maintaining records with respect to proxy voting.